Correspondence

LIGHTWAVE LOGIC, INC.
369 Inverness Parkway, Suite 350

Englewood, CO 80112

August 1, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Rucha Pandit

Re:	Lightwave Logic, Inc. Request for Acceleration of Registration Statement on Form S-3 File No. 333-281059

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lightwave Logic, Inc., a Nevada corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-281059), as amended and filed with the U.S. Securities and Exchange Commission on July 31, 2023, to 4:00PM ET on August 5, 2024 or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Erin L. Fogarty at (305) 539-3385 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ James S. Marcelli
Name: James S. Marcelli Title: President